SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 15, 2006, of Rule 8.1 - Scottish Power Plc

                                  FORM 8.1

          DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

                  FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

                 (Rules 8.1(a) and (b)(i) of the Takeover Code)

1.  KEY INFORMATION

Name of person dealing (Note 1)            See attached schedule

Company dealt in                        Scottish Power plc

Class of relevant security to which the     Ordinary Shares of 42p
dealings being disclosed relate (Note 2)

Date of dealing                         See attached schedule

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                             Long                              Short

                                                    Number                           Number
                                                              (%)                              (%)

(1) Relevant securities                         N/A        N/A                    N/A        N/A

(2) Derivatives (other than options)            N/A        N/A                    N/A        N/A

(3) Options and agreements to purchase/sell     N/A        N/A                    N/A        N/A

Total                              See attached schedule            See attached schedule

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                                  Long                              Short

                                               Number                           Number
                                                               (%)                              (%)

(1) Relevant securities                       N/A            N/A                  N/A         N/A

(2) Derivatives (other than options)          N/A            N/A                  N/A         N/A

(3) Options and agreements to purchase/sell   N/A            N/A                  N/A         N/A

Total                                         N/A            N/A                  N/A         N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:                    Details

Ordinary Shares of 42p each                    See attached schedule

3.  DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale                          Number of securities                  Price per unit (Note 5)

See attached schedule                  See attached schedule                 See attached schedule

(b)        Derivatives transactions (other than options)

Product name,         Long/short (Note 6)       Number of securities (Note 7)        Price per unit (Note 5)

e.g. CFD
N/A                   N/A                       N/A                                  N/A

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name,         Writing, selling, Number of securities  Exercise   Type, e.g.      Expiry     Option money
                        purchasing,     to which the option              American,
e.g. call option      varying etc.      relates (Note 7)      price      European etc.   date       paid/received per
                                                                                                    unit (Note 5)

N/A                   N/A               N/A                   N/A        N/A             N/A        N/A

(ii)   Exercising

Product name, e.g. call option         Number of securities                  Exercise price per unit (Note 5)

N/A                                    N/A                                   N/A

(d)  Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)         Details                               Price per unit (if applicable) (Note 5)

N/A                                    N/A                                   N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)             NO

Date of disclosure                                       15 November 2006

Contact name                                               Rhona Gregg

Telephone number                                         0141 566 4733

Name of offeree/offeror with which associated            Scottish Power plc
Specify category and nature of associate status (Note 10)  Category 3 - subsidiary directors of the Scottish
                                                                  Power Group

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

                                    Schedule

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 13 November 2006, the following subsidiary directors, purchased Partnership Shares and were awarded
Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan (ESOP).  The Shares were purchased/allocated at GBP7.41 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of
Scottish Power plc have increased as shown below.

                           Partnership Shares Ordinary Matching Shares Ordinary   Total Interest in Ordinary Shares of
                           Shares of 42p               Shares of 42p              42p each following this notification
                                                                                  *

Adrian Coats               17                          6                          9,275
Stuart MacDonald           17                          6                          7,104
David Morrison             17                          6                          7,101
David Hill                 17                          6                          5,624
Keith Anderson             17                          6                          11,818
David Wark                 17                          6                          10,106
Stewart Wood               17                          6                          11,808
Dylan Hughes               6                           6                          7,039
John Heasley               17                          6                          6,975
Hugh Finlay                17                          6                          10,801
Heather Chalmers           17                          6                          6,222
Sandy Begbie               17                          6                          9,362
Dave Fort                  17                          6                          6,387
Peter Brown                17                          6                          5,950
Sandy Duckett              17                          6                          5,443
Guy Jefferson              7                           6                          8,115
James Sutherland           17                          6                          9,413
Robert Benns               11                          6                          3,940
Andrew Bird                17                          6                          3,766
Jim McGowan                17                          6                          6,875
Roger Seshan               6                           6                          1,883
Julie Welsh                10                          6                          922
*All less than 1% of the issued share capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 15, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary